Mail Stop 3561



      September 21, 2005


Jerry W. Throgmartin
Chief Executive Officer
Gregg Appliances, Inc.
4151 East 96th Street
Indianapolis, Indiana 46240

      Re:	Gregg Appliances, Inc.
		Amendment No. 2 to Registration Statement on Form S-4
      Filed September 14, 2005
		File No. 333-126486

Dear Mr. Throgmartin:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Prospectus Summary, page 1
The Exchange Offer, page 5
1. Please refer to comments 10 and 11 in our letter dated August
18,
2005. Please revise the "Certain United States Federal Tax Considerations" disclosure on page 7 to comply with these comments and to make revisions corresponding to those you made to the "Material United States Federal Income Tax Consequences" disclosure beginning on page 138.
Exhibit 5.1
2. Please refer to comment 17 in our letter dated August 18, 2005. Please delete the qualification in paragraph (c) in which counsel indicates that enforcement rights are subject to "an implied duty of good faith and fair dealing." We further note the revised disclosure indicating "We assume no responsibility to inform you of additional or changed facts, or changes in law, of which we may become aware after the date of this letter." As noted previously, the opinion must speak as of the date of the effectiveness of the registration statement. Please revise the opinion to delete the cited limitations.
Exhibit 5.2
3. Please refer to comment 18 in our letter dated August 18, 2005 regarding the limitations on counsel`s opinion. Please further revise the opinion to delete the statement that counsel is "not generally familiar with the Company`s and the Guarantor`s businesses, records, transactions or activities."
4. Please refer to comment 19 in our letter dated August 18, 2005. As requested previously, the opinion must speak as of the date of the effectiveness of the registration statement. Please revise the opinion to delete any limitations on counsel`s obligation to update the opinion.
Exhibit 99.1
5. Please refer to comment 20 in our letter dated August 18, 2005. Please delete the language requesting the note holder to "read this entire letter of transmittal..." before completing the letter of transmittal.

* * * * *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.





      You may contact Robert Burnett, Staff Accountant, at (202)
551-
3330 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions on the financial statements and related matters.
Please contact Matthew Benson, Staff Attorney, at (202) 551-3335, or
Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions.

      					Sincerely,



						H. Christopher Owings
      					Assistant Director


cc: 	Ann Chamberlain, Esq.
	Bingham McCutchen LLP
      Fax - (212) 702-3624

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Jerry W. Throgmartin
Gregg Appliances, Inc.
September 21, 2005
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